



06050008

SECUR_____.ON
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-18867— 8-00298

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____1/1/05_____ AND ENDING _____12/31/05_____
            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ~~Scudder Investor Services, Inc.~~ *DEAM INVESTOR SERVICES, INC.*

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

345 Park Avenue
(No. and Street)

New York   NY   10154
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Concannon   212.250.1463
                    (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – if individual, state last, first, middle name)

345 Park Avenue   New York NY   10154
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

RECEIVED
MAR 1 2006

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for exemption. See Section 240.17a 5(e)(2).*

**Potential persons who are to respond to the collection of
Information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

13216 FORM X-17a-5 PART III

KH
8/31

OATH OR AFFIRMATION

I, __Michael Concannon__ _____, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of __Scudder Investor Services Inc,__ _____, as of __12/31/05__ _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows.

_____

_____

_____

_____

_____
Signature

Financial and Operations Principal
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3 3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*



**SCUDDER INVESTOR SERVICES, INC.
AND SUBSIDIARIES**
(An Indirect Wholly Owned Subsidiary of
Deutsche Investment Management Americas, Inc.)

Consolidated Statement of Financial Condition

December 31, 2005

(With Independent Auditors' Report Thereon)



KPMG LLP
345 Park Avenue
New York, NY 10154



Independent Auditors' Report

The Board of Directors
Scudder Investor Services, Inc.:

We have audited the accompanying consolidated statement of financial condition of Scudder Investor Services, Inc. and Subsidiaries (the Company), (an indirect wholly owned subsidiary of Deutsche Investment Management Americas, Inc) as of December 31, 2005. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a consolidated statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that consolidated statement of financial condition. An audit of a consolidated statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of financial condition presentation. We believe that our audit of the consolidated statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Scudder Investor Services, Inc. and Subsidiaries as of December 31, 2005, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

March 27, 2006

**SCUDDER INVESTOR SERVICES, INC.
AND SUBSIDIARIES**
(An Indirect Wholly Owned Subsidiary of
Deutsche Investment Management Americas, Inc.)

Consolidated Statement of Financial Condition

December 31, 2005

Assets

Cash and cash equivalents	$	22,857,024
Receivable from affiliates		24,944
Total assets	$	22,881,968

Liabilities and Stockholders' Equity

Payable to affiliates	$	1,536
Income taxes payable		6,530,646
Total liabilities		6,532,182
Total stockholders' equity		16,349,786
Total liabilities and stockholders' equity	$	22,881,968

See accompanying notes to consolidated statement of financial condition.

SCUDDER INVESTOR SERVICES, INC.
AND SUBSIDIARIES
(An Indirect Wholly Owned Subsidiary of
Deutsche Investment Management Americas, Inc.)

Notes to Statement of Financial Condition

December 31, 2005

(1) Organization and Business

Scudder Investor Services, Inc. (the Company), is an indirect wholly owned subsidiary of Deutsche Investment Management Americas, Inc. (the Parent or DIMA). The Company was incorporated in Massachusetts on May 9, 1947 and is a registered broker-dealer in securities.

Scudder Insurance Agency of New York, Inc. and Scudder Insurance Agency, Inc. (the Subsidiaries) are wholly owned subsidiaries of the Company, whose purpose is to act as insurance agents to market variable annuity and variable life products. The Subsidiaries had no significant operations for the year ended December 31, 2005 and have no employees. SIS Investment Corporation (SISIC), another wholly owned subsidiary of the Company, holds short-term investments. The Company has guaranteed the liabilities of SISIC and the two insurance agencies.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The preparation of the consolidated statement of financial condition in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from those estimates.

The consolidated statement of financial condition includes the accounts of the Company and its wholly owned subsidiaries, which are consolidated on a line-by-line basis. Significant intercompany accounts and transactions are eliminated in consolidation.

(b) Cash and Cash Equivalents

Represents cash amounts deposited with third party banks.

(c) Common Stock

The Company has two classes of common stock. The Parent holds all Class B nonvoting shares and 50% of the Class A voting shares and a direct subsidiary of the Parent holds the remaining 50% of the Class A voting shares.

SCUDDER INVESTOR SERVICES, INC.
AND SUBSIDIARIES
(An Indirect Wholly Owned Subsidiary of
Deutsche Investment Management Americas, Inc.)

Notes to Statement of Financial Condition

December 31, 2005

(d) Income Taxes

The Company and its subsidiaries file a consolidated Federal income tax return with Taunus Corporation, the ultimate U.S. holding company. The Company and its subsidiaries file separate state and local income tax returns except in New Hampshire, Illinois, and California where tax returns are effectively combined with affiliates.

The Company accounts for income taxes under the asset and liability method. Deferred income taxes are recognized for the tax consequences of temporary differences between the financial statement and tax bases of assets and liabilities.

(3) Related Party Transactions

The Parent and other subsidiaries pay certain expenses on behalf of the Company which are repayable to those entities on demand. The Company is eligible to receive administrative and management service fees from Scudder Trust Company, a subsidiary of the Parent.

At December 31, 2005, the amount due to the Company from affiliates was $24,944, attributable to the sale of investments; and the amount due to affiliates was $1,536 for various administrative services performed.

(4) Income Taxes

The components of income tax liabilities at December 31, 2005 are as follows:

Current:		
Federal	$	6,525,360
State and local		5,286
	$	6,530,646

(5) Regulatory Requirements – Net Capital

Pursuant to the SEC's Uniform Net Capital Rule (Rule 15c3-1), the Company is required to maintain minimum net capital. The Company computes its required net capital using the aggregate indebtedness method. At December 31, 2005, the Company had net capital of $16,127,100, which is in excess of its required net capital of $435,478 by $15,691,622. Aggregate indebtedness at December 31, 2005 was $6,532,182 resulting in a ratio to net capital of 2.5 to 1. Capital may not be withdrawn nor dividends paid to the extent capital is required for continued compliance with Rule 15c3-1.



KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control required by SEC Rule 17a-5

The Board of Directors
Scudder Investor Services, Inc.:

In planning and performing our audit of the consolidated statement of financial condition of Scudder Investors Services, Inc. and Subsidiaries (the Company), (an indirect wholly owned subsidiary of Deutsche Investment Management Americas, Inc.) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated statement of financial condition and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the consolidated statement of financial condition in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG LLP, a U.S. limited liability partnership, is the U.S.
member firm of KPMG International, a Swiss cooperative.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements cause by error or fraud in amounts that would be material in relation to the consolidated statement of financial condition being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

March 27, 2006